Software Acquisition Group Inc. III
1980 Festival Plaza Drive, Suite 300
Las Vegas, Nevada 89135

July 26, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stacie Gorman

Re:	Software Acquisition Group Inc. III Registration Statement on Form S-1 File No. 333-253230

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Software Acquisition Group Inc. III (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 28, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Brooks Antweil, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3388, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jonathan S. Huberman
Jonathan S. Huberman
Chief Executive Officer